FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2013 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On March 20, 2013, the registrant announces Showcasing Advanced Solutions at Image Sensors Conference in London on March 19-21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 20, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Showcasing Advanced Solutions at Image Sensors Conference in London on March 19-21, 2013

Expanded pixel offering targeting X-ray, high-end photography, industrial and automotive applications

MIGDAL HAEMEK, Israel, March 20, 2013 – TowerJazz, the global specialty foundry leader, today announced it will participate at the Image Sensors 2013 conference in London to showcase its advanced CMOS image sensor (CIS) solutions and expanded pixel offering for the fast growing X-ray, high end photography, industrial, and automotive applications. According to Yole Developpement’s 2012 CMOS image sensor report, the high-end sensors market revenue is predicted to maintain an average annual CAGR of 13%.

TowerJazz offers pixels with improved sensitivity and resolution in NIR (Near Infra-Red) which are attractive for automotive driver assistance sensors and 3D gesture control applications.  In addition, the foundry now offers small global shutter pixels on 0.11um CIS hybrid process that includes a thin optical stack solution for improved angular response.

“TowerJazz is the leading specialty foundry serving the majority of Europe for specialty CMOS image sensors and a substantial portion of the US and Asia Pacific. As such, we support our customers’ roadmaps by developing solutions tailored to their needs. Also, we offer production capabilities in three geographical regions which helps mitigate any production risk,” said Dr. Avi Strum, Vice President and General Manager, CMOS Image Sensor Business Unit and Vice President of Sales for Europe. “We expect that high end photography customers will find the outstanding low levels of defective pixels offered in our facility in Nishiwaki, Japan very attractive for DSLR products.”

TowerJazz is a gold sponsor of IS2013, being held at the Park Plaza Victoria London. For more information please visit www.towerjazz.com or http://www.image-sensors.com/home.aspx.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Europe Company/Media Contact: Limor Silberberg | +972-4-604-7738| limor.silberberg@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com